Exhibit 3.2

AMENDMENT NO. 1 TO

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

CEDAR FAIR, L.P.

This Amendment No. 1 ("Amendment") to Third Amended and Restated Agreement of Limited Partnership of Cedar Fair, L.P. (the "Partnership") dated as of December 31, 1988 by and among Cedar Fair Management Company, an Ohio corporation (as managing general partner of the Partnership and as attorney-in-fact of the limited partners of the Partnership) ("CFMC"), and CF Partners, a Delaware general partnership (as special general partner of the Partnership) ("CFP"),

WITNESSETH:

WHEREAS, CFP was admitted and substituted as successor Special General Partner as of the date hereof in accordance with the terms and provisions of the Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of April 29, 1987 ("Third Restated Agreement"); and

WHEREAS, CFMC has determined that the Third Restated Agreement should be amended in accordance with Sections 15.1(a) and 15.1(c)(i) thereof to reflect the admission and substitution of CFP as Special General Partner and to reflect certain other changes that in the sole discretion of CFMC do not affect the Limited Partners adversely in any material respect;

WHEREAS, CFMC is executing this Amendment on behalf of the Limited Partners by virtue of the powers of attorney granted to CFMC pursuant to Sections 1.4(a)(i)(B) and 1.4(a)(i)(D) of the Third Restated Agreement;

NOW, THEREFORE, the parties agree as follows:

    Certain capitalized terms used but not defined herein shall have the meanings assigned to them in the Third Restated Agreement. This Amendment incorporates by reference the general provisions of Article XVI of the Third Restated Agreement.

    This Amendment shall be effective as of 11:59 p.m., Eastern time, on December 31, 1988.

    The definition of "Agreement" in Article II shall be amended to read: "'Agreement' means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, as amended by Amendment No. 1 thereto."

    The definition of "Credit Agreement" in Article II shall be deleted.

    The definition of "Determination Date" in Article II shall be deleted.

    The definition of "Estate of Munger" in Article II shall be deleted.

    The definition of "Munger" in Article II shall be deleted.

    The definition of "Special General Partner" in Article II shall be amended to read: "'Special General Partner' means CF Partners, a Delaware general partnership, and its successors in their capacity as special general partner of the Partnership."

    Section 4.2(a) shall be amended to read:

    Limited Partners. (a)(i) On the date hereof, the Original Limited Partners owned Units as set forth on the books and records of the Partnership.

    The Original Limited Partners shall have no obligation to make any additional Capital Contributions except as provided in Section 4.2(a)(iii).

    (iii) (A) Prior to the Commencement Date, the Original Limited Partners contributed $5.328 million to the Partnership pursuant to the terms of the Nickels Indemnification Agreement.

      Within ten days of receipt of written demand thereof from the Managing General Partner, the Original Limited Partners shall contribute to the Partnership pursuant to the Nickels Indemnification Agreement any additional amounts of cash required by the Partnership to fund settlement of the Nickels Litigation or any other costs and expenses incurred as a result of the Nickels Litigation, including attorneys' fees for legal services rendered.

(C) For purposes hereof, any Original Limited Partner making a Capital Contribution pursuant hereto shall be treated as only making the contributions required under paragraph (B) in his capacity as a Special Limited Partner.

(b) On the Commencement Date, the Underwriters contributed to the Partnership an amount of cash or property having a fair market value equal to the Issue Price specified in the Underwriting Agreement multiplied by the number of Units specified in the Underwriting Agreement to be purchased by the Underwriters.

    Section 4.5(a)(i) shall be amended to add the following sentence at the end thereof:

As of the date hereof, the Capital Account maintained for each Partner that is a Special Limited Partner shall be decreased by an amount equal to $0.25 per Subordinated Unit held by such Special Limited Partner, which amount represents income credited to such Capital Account during 1987 as a result of the allocation described in Section 5.1(a), that should, instead, have been credited to the Special LP Capital Account.

11. Section 4.5(a)(ii) shall be amended to add the following sentence at the end thereof:

As of the date hereof, the Special LP Capital Account shall be increased by an amount equal to $0.25 per Subordinated Unit held by such Special Limited Partner, which amount represents income credited to the Capital Account maintained for such Special Limited Partner during 1987 as a result of the allocation described in Section 5.1(a), that should, instead, have been credited to the Special LP Capital Account.

12. Section 5.1(d) shall be amended to replace the words "will be" with the word "were."

    Section 6.5(c) shall be amended to replace the word "he" with the word "it."

14. Section 6.5(d) shall be amended to delete the words "in an amount equal, for the year 1987, to one-twelfth of the Annual Fee for the year 1985 and for each year after 1987."

    The first sentence of Section 6.5(f) shall be amended to read:

If the Special General Partner is removed as Special General Partner pursuant to Section 13.2(b), the Partnership shall pay the Special General Partner a removal fee equal to the Annual Fee payable for the immediately preceding year; provided, however, that the Special General Partner shall be removed, and no removal fee shall be payable, in connection with the occurrence of any of the following events:

    The Special General Partner shall have been removed by a Majority Interest by reason of having breached its covenant in Section 6.12.

    The Special General Partner shall have been wound up and finally terminated as an entity under the laws of the jurisdiction of its organization.

(iii) All or substantially all of the assets of the Partnership shall have been sold or exchanged.

(iv) The Partnership shall have been reorganized as a corporation or shall have merged with and into a corporation for the purpose of continuing its business in corporate form.

(v) The Partnership shall have been determined to be treated as an association taxable as a corporation for federal income tax purposes.

16. Section 6.5(g) shall be amended to replace the words "If the Partnership has not sold or otherwise disposed of all or substantially all of the assets of the Partnership before January 1, 1988, then, from" with the word "From."

17. Section 6.6(b) shall be amended to replace the words "Munger and the Estate of Munger" with the words "the Special General Partner and the partners thereof."

    Section 6.6(c) shall be amended to delete the words "(other than Munger)."

    Section 6.12 shall be amended to read:

6.12 Special General Partner. By execution of Amendment No. 1 to this Agreement, CF Partners covenants and agrees that, as long as it serves as Special General Partner, (a) it will not withdraw unless with respect to a withdrawal pursuant to Section 13.2, the Partnership has received the Opinion of Counsel that any such withdrawal or transfer would not result in the loss of limited liability of any Limited Partner or the limited partner of any Operating Partnership and would not cause the Partnership or such Operating Partnership to be treated as an association taxable as a corporation for federal income tax purposes, and (b) its partners will maintain an aggregate fair market net worth in excess of $7,000,000 (for this purpose such net worth being computed excluding any interest in, or receivable due from, the Partnership or any Operating Partnership and any assets not generally available to the claims of creditors due to marital property, bankruptcy or similar laws and including any federal income, inheritance and estate tax liabilities that would become due either upon a disposition by the party of all assets included in determining his net worth or upon the dissolution or death of the party) provided that no partner of CF Partners shall be liable to the Partnership for the failure of any other partner of CF Partners to maintain a proportionate share of such net worth.

    Section 11.2 shall be amended to replace the words "Except as set forth in Section 11.7 below, no" with the word "No."
    Section 11.7 shall be amended to read:

    11.7 Continuation of CF Partners as Special General Partner After Death or Withdrawal of a Partner. If any event occurs which results in the dissolution of CF Partners as a Delaware general partnership, then CF Partners shall continue to serve as Special General Partner until CF Partners has been wound up and finally terminated as a general partnership in accordance with Delaware law. If, before final termination of CF Partners in accordance with Delaware law, persons reasonably satisfactory to the Managing General Partner which would be capable (together with the remaining partners of CF Partners) of satisfying the net worth requirements of Section 6.12 are admitted as partners of CF Partners, then CF Partners (as reconstituted) shall continue to serve as Special General partner. In addition, if a partner of CFP dies or withdraws from CFP as a partner, then the remaining partners of CFP shall use their best efforts to cause CFP to continue to satisfy the net worth requirements of Section 6.12 or shall admit as a partner or partners to CFP a person or persons reasonably satisfactory to CFMC, so that CFP thereafter shall satisfy the net worth requirements of Section 6.12 provided that no partner of CF Partners shall be liable to the Partnership or CFP for failure to satisfy the provisions of the sentence.

    The second sentence of Section 13.2(b) shall be amended to read:

Notwithstanding the foregoing, the Special General Partner may be removed by the Managing General Partner upon 90 days' advance written notice if the Special General Partner is in breach of Section 6.12 as amended and shall not have satisfied any deficiency in the net worth requirements prior to the end of such notice period; provided that the Managing General partner shall have provided for the admission of another successor Special General Partner and has received an Opinion of Counsel that, upon such substitution, the Partnership will not be treated as an association taxable as a corporation for federal income tax purposes.

23. Sections 13.2(c), 13.2(d)(i) and 13.2(d)(ii) shall be amended to replace the word "his" each time it occurs with the word "its."

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

CEDAR FAIR MAMAGEMENT

COMPANY

By: /s/ Richard L. Kinzel

Name: Richard L. Kinzel

Title: President and Chief Executive Officer

CF PARTNERS

By: The trust created by Robert L. Munger, Jr. during his lifetime, now irrevocable by reason of his death, under an original Trust Agreement dated as of November 16, 1972, and amended from time to time thereafter, including most recently by the Restatement of Trust Agreement dated July 26, 1987.

By: /s/ Mary Ann Jorgenson

Name: Mary Ann Jorgenson

Title: Co-trustee

By: /s/ James P. Oliver

Name: James P. Oliver

Title: Co-trustee

By: /s/ Richard S. Sheetz

Name: Richard S. Sheetz

Title: General Partner

By: /s/ Dickson Whitney

Name: Dickson Whitney

Title: General Partner